

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2024

Eric T. Jones
Chief Executive Officer
Thunder Mountain Gold, Inc.
11770 W. President Dr., Ste. F
Boise, Idaho 83713

      Re: Thunder Mountain Gold, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           File No. 001-08429

Dear Eric T. Jones:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation